UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 15, 2024, the Board of Directors (the “Board”) of Intelligent Living Application Group Inc. (the “Company”) approved the increase in the size of the Board of Directors from five members to seven members. At the same time, the Board appointed two new members to serve on the Board: Mr. Wing Hang (Henry) Yeung and Mr. Bun Lau, who currently serves as the Chief Operating Officer of the Company. The new members of the Board were appointed to fill the vacancies created by the increase in size of the Board and will remain on the Board until their successors have been duly elected and qualified.

Mr. Wing Hang (Henry) Yeung, age 40, has more than 19 years of management experience. Mr. Yeung has served as vice chairman and general manager of Jewellery City Group, a retail company of luxury jewelleries and watches, since 2004. Mr. Yeung has also served as the director of Green World Technology Ltd., a company developing environmental protection technologies, since 2017. There is no family relationship between Mr. Yeung and any director or executive officer of the Company. The Board deems Mr. Yeung an “independent director” as defined by NASDAQ Rule 5605(a)(2).

Mr. Bun Lau, age 43, has served as the Chief Operating Officer of the Company since June 1, 2020 and he was a director of the Board from July 17, 2019 to May 24, 2022. Mr. Lau joined the Company in 2005 and has over 15 years of working experience in the door security hardware industry. Mr. Bun Lau is the brother of Mr. Bong Lau, the Chairman of the Board and Chief Executive Officer of the Company. Mr. Lau is primarily responsible for the business development and product sales strategy. He is also responsible for the corporate strategies of the Company and the overall administrative management process. Prior to joining the Company, he worked at Citic Ka Wah Bank and was responsible for reviewing credit limits, acceptable levels of risk, terms of payment and enforcement actions with customers from 2003 to 2004. Mr. Lau graduated from The University of Alberta in Canada majoring in Decision Information System and Management in 2003.

There are no arrangements or understandings between the two new directors and any other person pursuant to which they were appointed as the directors of the Board. In connection with his appointment, the Company entered into a director agreement with Mr. Yeung (the “Agreement”) on January 15, 2024. Under the terms of the Agreement, Mr. Yeung will receive a compensation in the amount of US$1,500 per month, plus reimbursement of expenses. The Agreement imposes certain customary confidentiality and non-disclosure obligations on Mr. Yeung customary for the agreements of this nature. The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: January 19, 2024	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
10.1	Director Agreement by and between Intelligent Living Application Group Inc. and Wing Hang (Henry) Yeung dated January 15, 2024